Joel B. Carter
Direct Tel: (404) 815-3710
Direct Fax: 404 685-7010	June 27, 2007
JCarter@sgrlaw.com

Via First Class Mail

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Gottlieb

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20509

Re:	Metro Bancshares, Inc.

Registration Statement on Form SB-2

File No. 333-142817

Filed May 10, 2007

Dear Messrs. Webb and Gottlieb:

We represent Metro Bancshares, Inc. (the “Company”) in connection with the registration of 2,800,000 shares of the Company’s common stock pursuant to a Registration Statement on Form SB-2 as filed with the Commission on May 10, 2007 (the “Registration Statement”). In response to your Comment letter of June 6, 2007, the Company has filed Amendment No. 1 to the Registration Statement on Form SB-2/A. For your convenience, we have restated each of your comments below with the Company’s responses following each comment. We will forward you five copies of Amendment No. 1 along with five marked copies showing the changes that were made in response to your comments and other miscellaneous changes.

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

General

1.	Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include an updated consent of your independent accountants in your next amendment.

We have noted the updating requirements of Item 310(b) of Regulation S-B and believe that no updating is required at this time and have provided an updated consent of the Company’s independent accountants as an exhibit to Amendment No. 1 to the Registration Statement.

Cover Page of Prospectus

2.	Please revise the first paragraph to disclose that the minimum number of shares that an investor may purchase is 2,500 shares and that you reserve the right to waive this requirement.

We have made the requested revision.

3.	Please revise the second paragraph as follows:

•

reconcile your statement that the organizers “intend to subscribe for an aggregate of up to 1,045,000 shares” with your statement on page 10 that “the organizers may purchase additional shares in this offering, including up to 100% of the offering;” and

•	disclose the exercise price of the warrants.

We have made the requested revisions.

4.	Please indicate that all shares purchased by the organizers will be purchased for investment purposes.

We have indicated that all shares purchased by the organizers will be purchased for investment purposes.

Summary, page 1

5.	Please revise the preamble and the substance of this section to “provide a brief overview of the key aspects of the offering” as required by Instruction 503(a) of Regulation S-B.

We have revised the preamble and the substance of the Summary as requested.

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

Competition, page 1

6.	Please revise this section as follows:

•	define your “market area;”
•	explain what you mean by “repricing of products and services,” and
•	explain how your “management experience...will attract customers” given the fact that only one of your directors has bank management experience.

We have altered or deleted the language that was the subject of this comment and believe that these changes will eliminate the concerns raised by this comment.

Products and Services, page 2

7.	Please revise the first paragraph to:
•

distinguish between those products and services that you will offer on the first day that you open for business, those that you will offer in the following twelve months and those that you will offer in the foreseeable future; and

•	disclose the extent to which your ability to offer any of these products and services is dependent upon attracting more capital.

We have made the revisions requested by the first bullet above. Metro Bank’s ability to offer additional products and services is not dependent upon attracting more capital.

Ownership by Management, page 3

8.	Please revise this section as follows:
•

disclose the maximum number and percentage of shares that will be beneficially owned by directors and officers assuming they purchase all the shares they intend to purchase in the offering, all shares pursuant to the warrants and all shares pursuant to stock options;

•	provide the percentage beneficially owned for both the minimum and maximum number of shares being sold in the offering;
•	discuss the fact that they may purchase more than 1,045,000 shares; and
•	disclose the terms of the warrants including the exercise price.

We have made the requested revisions.

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

Risk Factors, page 5

9.	Please revise each risk factor to “provide the information investors need to assess the magnitude of the risk.” We refer you to Staff Legal Bulletin No. 7 (sample comments 34 and 38). In some cases, the consequence of a risk materializing may be that your business fails.

We have revised the risk factors to provide information to investors that they need to assess the magnitude of the risk where necessary to comply with the Staff Legal Bulletin No. 7.

10.	We note your intention to grant options and warrants to certain organizers and employees which could dilute a prospective investor’s ownership percentage. Please enhance the current disclosures by explaining how you would plan to account for these options and warrants on the date the bank opens for business “day one” and for subsequent reporting periods.

We have enhanced the current disclosures to explain how the Company will account for options and warrants on the day Metro Bank opens for business and for subsequent reporting periods.

Risks Relating to our Business

11.	Please add a risk factor addressing the risk of your dependence on one person, Mr. Barber, your sole officer, for all banking expertise.

We have added the requested risk factor.

12.	Please add a risk factor addressing the risk that you may not be able to establish a new bank because you have no customers, you are competing with many established local, regional, national and international banks, you will have start up expenses and challenges and you may not be able to attract sufficient customers to support a new bank.

We have added the requested risk factor.

The Organizers as a group., page 7

13.	Please revise as follows:
•	disclose that the organizers may purchase additional shares in this offering, including up to 100% of the offering; and

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

•	disclose the percentage of shares they will own assuming they purchase all of the 1,045,000 shares and including the warrants and stock options you plan to give the organizers and executive officers.

We have made the requested revisions.

We intend to grant warrants., page 8

14.	Please revise the last two sentences to provide the data for both the minimum and maximum number of shares in the offering and to include the stock options.

We have made the requested revision.

Purchases by our Organizers, page 11

15.	Please revise this section as follows:
•	clarify, in the first paragraph, that the organizers have not made a binding commitment to buy any shares and that they intend to purchase between one and 1,045,000 shares;
•	revise the third paragraph to include a discussion of the stock options you intend to grant to organizers;
•	revise the third paragraph to discuss who has the authority to change the terms of the warrants; and
•

revise the last sentence to include stock options and to note the possibility that the percentage of shares beneficially owned by the organizers may be higher if the organizers purchase more than the 1,045,000 shares.

We have made the requested revisions.

16.	Please revise this section as follows:
•	disclose, in the first sentence, the amount of the proceeds that will be used to acquire all of the stock of Metro Bank;
•	disclose, in the first paragraph, the amount of expenses incurred your organization and organization of Metro Bank and identify the amount to be paid to organizers;
•	disclose the amount of proceeds to be used to repay the line of credit; and
•	disclose, in the third paragraph, the “portion” of the proceeds that you will retain.

We have made the requested revisions. The Company does not anticipate repaying the organizers following the offering because the Company does not believe that organizer funds will be needed during this period.

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

Capitalization, page 14

17.	We note that your “as adjusted” accumulated deficit during development stage has increased from $143,492 to $470,113. You also disclose in footnote 3 that this increase is due to estimated pre-opening and organization expenses, which includes legal, accounting, salaries an other expenses. Please revise your filing to quantify these costs by expense type and also to provide a concise explanation as to why your expenses will materially increase as a result of the proposed sale of your shares.

We have added the requested revisions and explanation.

Management’s Discussion and Analysis or Plan of Operation, page 16

18.	Please revise this section as follows:
•	revise the caption and the substance of this section to comply with Item 303(a) of Regulation S-B;
•	provide more detail regarding your statement, in the third paragraph, that you have identified all material expenditures for the next twelve months; and
•

explain the basis for your statement, in the third paragraph, that the minimum net proceeds of $21 million “will be adequate capital to support the growth of both the Company and Metro Bank for their first five years of operation.”

We have added the requested revisions and added the requested additional information.

Market Area and Competition, page 19

19.	Please revise to provide more detail as to how you will compete with established national and international financial institutions including, but not limited to, the following:
•	provide more detail regarding your characterization, on page 19, of competition as “intense;”
•	discuss how your ability to compete will be affected by the regulatory limits on lending that will be imposed on you; and
•	disclose the basis for your claim that your competitors do not offer personalized service.

Mr. Mark Webb

Mr. Jonathan Gottlieb

June 27, 2007

We revised this section to provide more detailed information and deleted the word “intense” that was previously used to describe competition in Metro Bank’s primary service area.

Security Ownership, page 31

20.	Please revise as follows:
•	include the stock options; and
•	disclose that the organizers have indicated that they may purchase more shares in the offering.

We have added the requested revisions

On behalf of the Company and each filing person, we acknowledge that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Smith, Gambrell & Russell, LLP

/s/ Joel B. Carter

Joel B. Carter

JBC/1315